 **Sit Investment Associates**

80 South Eighth Street, 3300 IDS Center, Minneapolis, MN 55402-2206 • Phone: 612-332-3223, Fax: 612-342-2018 • www.sitinvest.com

January 19, 2024

Scott Hogan, Chief Compliance Officer _Via FedEx_
and
John Millette, Secretary

DWS Investment Management Americas, Inc.
100 Summer Street
Boston, MA 02110

Re: DWS Municipal Income Trust (KTF) (the "Fund")

Dear Mr. Hogan and Mr. Millette:

Sit Fixed Income Advisors II, LLC ("Sit" or "we") is an investment adviser and has purchased shares of the Fund on behalf of clients for more than 15 years. We are very concerned about the Fund's current persistently high NAV discount (the share price relative to net asset value) which exceeded 15% for most of 2023. Prior to 2023, the Fund's NAV discount exceeded 15% on only two occasions: during the Global Financial Crisis in 2008 and at the onset of the COVID-19 pandemic in March 2020. We believe that the Fund's current unacceptably wide NAV discount is primarily a result of the Fund's significant underperformance versus the benchmark and considerable reduction in the size of its monthly dividends. The Fund's overuse of leverage is the primary driver of these two factors.

The Fund is authorized to use leverage to achieve its investment objective of providing a high level of current income exempt from federal income tax. DWS Investment Management Americas, Inc.'s ("DWS") continued use of leverage in the face of soaring borrowing costs (the SIFMA Municipal Swap Index Yield increased from 0.06% on 1/5/22 to 3.87% on 12/27/23) resulted in costs that were greater than the book yield of the Fund's investments, which directly conflicts with the Fund's investment objective to achieve a high level of income.

DWS's continued use of leverage as bond prices declined throughout 2022 and into 2023 resulted in significant underperformance and increased volatility compared to the Bloomberg Municipal Bond Index. The poor overall performance of the Fund and corresponding significant reduction in the size of its monthly dividends has caused the Fund's NAV discount to increase to an unacceptable level.

Additionally, since the advisory fee that the Fund pays DWS for managing the Fund is based on managed assets, DWS was able to maintain its high level of fee income, while the Fund's shareholders experienced a significant reduction of their income. To the extent the Fund paid advisory fees on the borrowed assets while its borrowing costs exceeded the income earned on its underlying investments, we believe that DWS may have been self-dealing.

We request that you take corrective action immediately to restore confidence in the Fund's Board of Trustees and DWS's investment services, including:

- DWS should take proactive measures to reduce the NAV discount. Such action should include providing shareholders with the opportunity to redeem shares at the Fund's NAV.

- DWS should refund to the Fund any management fees collected which were based on the value of the borrowed assets during the periods in which the cost of borrowing exceeded the return on the Fund's holdings.

We believe that these are serious matters and request that you take immediate action. Please call me with any questions.

Sincerely,



Bryce A. Doty
Senior Portfolio Manager